Facsimile Cover Sheet

Studsvik®

82-5772

03003891

To: Securities and Exchange Commission

Fax: 12029429624

From: Studsvik AB

Date: Wed 19 Feb 2003 05:25:11 AM EST

Headline: Studsvik AB (publ) - Year-end Report 2002

dlw 2/19

Studsvik®

PRESS RELEASE

February 19, 2003

Studsvik AB (publ) – Year-end Report 2002

- **Studsvik's net sales increased by 14 per cent to SEK 1,002.3 million (882.7).**
- **The result before tax improved considerably and amounted to SEK -1.1 million (-132.4). The result after tax amounted to SEK -8.6 million (-135.4).**
- **Earnings per share amounted to SEK -1.06 (-17.86).**
- **At December 31, 2002, equity per share amounted to SEK 57.45 (67.98) and the equity-assets ratio amounted to 44 (42) per cent.**
- **Production in the Erwin facility continues to increase.**
- **The dispute between the Metric Duke consortium and Studsvik was settled in January 2003. Studsvik was awarded USD 4.3 million in compensation.**
- **The Group is expected to report continued improved profit and cash flow in 2003.**

Net Sales

Net sales amounted to SEK 1,002.3 million (882.7), which is an increase of about 14 per cent. All of the SBUs show an increase in net sales. Net sales for the fourth quarter amounted to SEK 259.1 million (226.3).

Net sales outside Sweden increased during the period of January December and amounted to 70 (65) per cent of net sales. The increase is mainly attributable to the Waste & Decommissioning and Industrial Services SBUs.

Profit

The operating profit was SEK 2.8 million (-125.7), which is a considerable improvement in line with the forecasts made during the year. For the fourth quarter the operating profit amounted to SEK 16.5 million (-32.8). Compared with the third quarter, operating profit improved by just over SEK 4 million, largely due to an improvement in Nuclear Technology.

Profit before tax amounted to SEK -1.1 million (-132.4) and, for the fourth quarter, to SEK 11.9 million (-33.3).

Strategic Business Units (SBU)

Nuclear Technology

Net sales for the SBU amounted to SEK 323.1 million (310.2) and the operating profit to SEK 22.5 million (-30.2). Net sales for the fourth quarter amounted to SEK 80.2 million (66.5) and the operating profit to SEK 12.2 million (-10.9).

The SBU is once again reporting a profit after two years of losses. The laboratory and reactor-related businesses are no longer experiencing the quality problems of the last two years and are once again showing a profit.

The in-core fuel management code segment started the year on a strong note and profit then leveled off during the second and third quarters, rounding off the year with a buoyant fourth quarter. Profit within in-core fuel management codes is considerably higher than the past two years. Studsvik expanded its product portfolio during the year through the launch of the Gardel core monitoring system, thereby consolidating its position as a market leader.

Waste & Decommissioning

Net sales for the SBU amounted to SEK 294.5 million (206.5) and the operating profit to SEK 7.6 million (-57.0). Net sales for the fourth quarter amounted to SEK 89.2 million (58.4) and the operating profit to SEK 12.1 million (-15.2).

The waste management market continues to show a positive development. The utilization of Studsvik's Swedish treatment facilities has been satisfactory. The price level of the material treated varies according to the complexity of the material which contributes to profit fluctuations, although profitability is very good.

After a major maintenance outage in April, the radioactive waste treatment facility in Erwin, USA, operated without interruption, maintaining an even production volume. The market for Studsvik's services has been stable and the price level has been increasing somewhat. In 2002, expenses for the arbitration process concerning the construction of the Erwin facility were also charged to income. The cost for the year amounted to SEK 23.2 million (30.0).

In June, together with Washington Group Inc, Studsvik founded THOR Treatment Technologies, LLC (TTT). The purpose of the new company is to market waste treatment to the US Department of Energy and other players on the US federal nuclear waste market. The federal market is Studsvik's term for the gigantic volumes of legacy waste that are stored in the USA and which originate from the nuclear weapons program. TTT is expected to have a sales capacity on the order of USD 100 million over the coming three to five year

period and is not expected to burden the cash flow for the Group. A consolidated capital gain of SEK 16.9 million arose as a result of the founding of TTT. Expenses for the establishment of the business in TTT, corresponding to SEK 4.9 million, were charged to income.

Industrial Services

Net sales for the SBU amounted to SEK 412.2 million (396.1) and the operating profit to SEK 12.0 million (13.4). Net sales for the fourth quarter amounted to SEK 96.2 million (102.7) and the operating profit to SEK -0.5 million (-3.5).

During 2002, the growth was attributable to Germany, where the proportion of decommissioning projects is increasing. In Germany, a number of major decommissioning projects concerning nuclear research facilities and facilities for nuclear power generation are in progress or planned. Studsvik is well positioned to meet the demand within this area. In 2002, Studsvik's German organization had about 550 employees and the organization is growing continuously.

SINA Industrieservice GmbH & Co KG was acquired in 1998. The purchase price was conditional upon the profit realized by the business during the first two years. An agreement on the size of the purchase price was reached in 2002. The adjustment of the purchase price, corresponding to SEK 6.7 million, was charged to the SBU's operating income for the third quarter. During the year, Studsvik received a tax refund relating to the acquisition of SINA amounting to SEK 10.7 million.

On the Swedish market, no major decommissioning projects are underway or being planned. Therefore, in Sweden, Studsvik primarily conducts maintenance throughout the year and decontamination and health physics services during the nuclear power plant refueling and maintenance outages. The Swedish organization has reported declining volumes and profitability over the past two years, primarily due to the loss of two major contracts. A rationalization program to restore profitability has been conducted and the negative profit trend was reversed at the end of the year. At the end of 2002 and in tough competition with others, Studsvik won a contract for a minimum of four years as exclusive supplier of services to the Ringhals and Barsebäck nuclear power plants.

Nuclear Medicine

Net sales for the SBU amounted to SEK 20.0 million (15.9) and the operating result to SEK -11.3 million (-1.1). Net sales for the fourth quarter amounted to SEK 5.6 million (5.3) and the operating result to SEK -3.2 million (-1.7).

The SBU's loss is entirely attributable to the BNCT operations which are at the clinical trial phase. During this phase, the therapy is not priced on market terms. The BNCT activity was initially evaluated, six months after the first 14 patients were treated. The outcome has been positive and the median survival time after BNCT treatment exceeds that resulting from conventional therapy by more than 50 per cent. This applies to the first group of 14 patients who were compared with extensive historical statistical records from conventional therapy. The BNCT activity will continue to be conducted in 2003. The aim is that BNCT, within two years, will be approved as a routine clinical treatment method.

The business in medical radioisotope, which are used for therapy and diagnostics, reports a growth in the order of 30 per cent. The market is undergoing substantial growth in Europe and in the USA, which are Studsvik's main markets. The production facilities are continuously being expanded with the aim of increasing production and of increasing the refinement of the isotopes, in order to move the focus from bulk production to end-product production..

Significant Events after Balance Sheet Date

A verdict was reached at the end of January 2003 in the arbitration process between Studsvik, Inc. and Metric Duke concerning the construction of the waste treatment facility in Erwin. The arbitration board awarded Studsvik USD 4.3 million in compensation for building costs which were more expensive than planned. The reported value of the Erwin facility will be reduced by the corresponding amount.

Investments

During 2002 investments for the Group amounted to SEK 53.2 million (74.2) and, during the fourth quarter, to SEK 13.3 million (23.6) and mainly concerned re-investments.

Financial Position and Liquidity

At December 31, liquid assets amounted to SEK 120.5 million (258.0), which corresponds to 12 per cent of net sales. During the year, borrowings in USD, corresponding to SEK 110 million were repaid.

Equity amounted to SEK 466.2 million (551.6) and the equity-assets ratio to 44 (42) per cent. The change in equity is primarily due to the foreign exchange rate effect arising in the consolidated accounts from the elimination of the interest-bearing liabilities of foreign subsidiaries, denominated in foreign currencies, in respect of the parent company.

Interest-bearing liabilities amounted to SEK 199.9 million (330.5). Borrowing is entirely in foreign currency and mainly concerns the investment in the USA as well as the acquisition of SINA Industrieservice and corresponds to assets in the same currency.

Cash Flow

The cash flow from operating activities before investments and changes in working capital amounted to SEK 52.5 million (-95.7) for the period of January-December. The Group reports a positive change in working capital for the fourth quarter amounting to SEK 17.1 million. For the period of January December, the cash flow was reduced by a SEK -46.6 million change in working capital. This is mainly explained by the disbursement of arbitration expenses carried as liabilities, lower advance payments from customers and a certain increase in accounts receivable as a result of an increase in net sales. A positive change in working capital was reported for the corresponding period the previous year, mainly as a result of the SPP refund received. After investments and changes in working capital, the cash flow for the period of January December amounted to SEK -47.3 million (-113.3). Corrective measures have been under way for some time to improve the cash flow, focusing on improving the operating result and on reducing capital tied up in assets.

Personnel

During the period the average number of employees amounted to 1,128 (1,134).

Parent Company

In the fourth quarter, net sales for the parent company amounted to SEK 3.2 million (3.4) and, during the period January December, to SEK 11.6 million (16.0). The operating result amounted to SEK -29.6 million (-51.2) including SEK 0 million (-16.9) in non-recurring items. The decrease in net sales is related to a modification of procedures for intra-group transactions and has no impact on financial performance.

The Studsvik Share

During 2002, almost 2.9 million shares were traded, which meant a turnover rate of 36 per cent. The turnover rate for the fourth quarter was 7.1 per cent. During the year, the highest price paid for the share was SEK 48.00 and the lowest, SEK 31.50. The opening price for the year was SEK 40.00 and the closing price was SEK 45.00.

Future Outlook

The Group is expected to report continued improvements in profit and cash flow in 2003. In 2003, the BNCT activities will be at the clinical trial phase and will report a loss.

Dividend, General Meeting of Shareholders and Annual Report

The Board proposes that no dividend be made for the financial year of 2002. The General Meeting of Shareholders will be held on April 23, 2003 at 4 p.m. at Salén Konferens & Matsalar, Norrlandsgatan 15, Stockholm. The annual report will be distributed in the week beginning March 10, 2003 and will be available at Studsvik's website in the week beginning March 17, 2003.

Changed Accounting Policies

From 2002, the company is applying the seven new recommendations that enter into force from this year. The new accounting policies have no impact on the reported financial performance and position. Consequently, the comparative figures for the previous year have not been adjusted.

Consolidated Income Statement Amounts in SEK million	**Oct-Dec 2002**	**Oct-Dec 2001**	**Full Year 2002**	**Full Year 2001**
Net sales	259.1	226.3	1,002.3	882.7
Cost of services sold	-181.6	-192.4	-773.5	-748.9
Gross profit	**77.5**	**33.9**	**228.8**	**133.8**
Selling expenses	-11.7	-11.3	-40.5	-41.0
Administrative expenses	-32.3	-42.0	-139.5	-172.7
Research and development costs	-15.0	-14.4	-46.3	-48.7
Other operating income	-0.4	0.2	0.4	0.5
Other operating expenses	-2.3	-0.1	-2.4	-0.1
Result from participations in associated companies	0.7	0.9	2.3	2.5
Operating profit	**16.5**	**-32.8**	**2.8**	**-125.7**
Interest income and other similar profit/loss items	-0.1	3.5	6.6	10.8
Interest expense and other similar profit/loss items	-4.5	-4.0	-10.5	-17.5
Profit after financial items	**11.9**	**-33.3**	**-1.1**	**-132.4**
Tax	5.4	3.2	-7.5	-3.0
Profit for the period	**17.3**	**-30.1**	**-8.6**	**-135.4**
Earnings per share before dilution, SEK	2.13	-3.72	-1.06	-17.86
Earnings per share after dilution, SEK	2.13	-3.72	-1.06	-17.86

Condensed Consolidated Balance Sheet Amounts in SEK million	**Full Year 2002**	**Full Year 2001**
Assets		
Goodwill	77.2	88.9
Other intangible fixed assets	11.5	13.7
Tangible fixed assets	598.6	725.2
Financial fixed assets	31.6	11.6
Inventories etc	9.5	6.4
Accounts receivable trade	155.2	131.7
Other current receivables	57.6	82.5
Cash and bank balances	120.5	258.0
Total assets	**1 061.7**	**1 318.0**
Equity and liabilities		
Equity	466.2	551.6
Provisions	161.0	160.2
Long-term liabilities	189.0	313.6
Current liabilities	245.5	292.6
Total liabilities and equity	**1 061.7**	**1 318.0**

Changes in equity Amounts in SEK million	**Full Year 2002**	**Full Year 2001**
Equity at the beginning of the period	551.6	358.0
Employee stock options	0.7	
New share issue		159.7
Shareholder's contribution		160.8
Net result for the period	-8.6	-135.4
Change in translation differences	-77.5	8.5
Equity at the end of the period	466.2	551.6

Condensed Consolidated Cash Flow Statement Amounts in SEK million	**Full Year 2002**	**Full Year 2001**
Operating activities		
Operating profit	2.8	-125.7
Depreciation	95.6	91.9
Other non-cash items	-37.6	-23.2
	60.8	**-57.0**
Financial items, net	-3.9	-7.8
Tax	-4.4	-30.9
Cash flow generated from operations before working capital changes	**52.5**	**-95.7**
Working capital changes	-46.6	56.6
Cash flow from operating activities	**5.9**	**-39.1**
Investing activities		
Investments	-53.2	-74.2
Other changes from investing activities	-2.0	13.8
Cash flow from investing activities	**-55.2**	**-60.4**
Financing activities		
Employee stock options	0.7	
New share issue and shareholder's contribution		320.5
Change, borrowings	-85.8	3.9
Cash flow from financing activities	**-85.1**	**324.4**
Change in liquid assets	**-134.4**	**224.9**
Liquid assets at the beginning of the year	**258.0**	**31.8**
Translation differences	**-3.1**	**1.3**
Liquid assets at the end of the period	**120.5**	**258.0**

Studsvik®

PRESS RELEASE

February 19, 2003

Financial Ratios for the Group* Amounts in SEK million	**Full Year 2002**	**Full Year 2001**
Operating result		
Operating profit before depreciation	98.4	-33.8
Operating profit before amortization of goodwill	12.7	-115.7
Margins		
Operating margin before depreciation, %	9.8	neg
Operating margin before amortization of goodwill, %	1.3	neg
Operating margin, %	0.3	neg
Profit margin, %	neg	neg
Profitability		
Return on total assets, %	0.8	neg
Return on operating capital, %	0.5	neg
Return on capital employed, %	1.2	neg
Return on equity, %	neg	neg
Capital structure		
Total capital	1,061.7	1,318.0
Operating capital	545.8	624.3
Capital employed	666.3	882.3
Equity	466.2	551.6
Net interest-bearing debt	79.4	72.5
Net debt-equity ratio (times)	0.2	0.1
Interest cover	0.9	neg
Equity-assets ratio, %	43.9	41.9
Cash flow		
Degree of self-financing (times)	0.1	neg
Investments	53.2	74.2
Employees		
Average number of employees	1,128	1,134
Net sales per employee	0.9	0.8

* For definitions, see Studsvik's Annual Report 2001.

Data per share Amounts in SEK	**Oct-Dec 2002**	**Oct-Dec 2001**	**Full Year 2002**	**Full Year 2001**
Number of shares at the end of the period	8,114,211	8,114,211	8,114,211	8,114,211
Average number of shares	8,114,211	8,114,211	8,114,211	7,399,528
Profit per share before dilution	2.13	-3.72	-1.06	-17.86
Profit per share after dilution	2.13	-3.72	-1.06	-17.86
Equity per share	57.45	67.98	57.45	67.98

Financial data per SBU Amounts in SEK million	**Oct-Dec 2002**	**Oct-Dec 2001**	**Full Year 2002**	**Full Year 2001**
Nuclear Technology				
Net sales	80.2	66.5	323.1	310.2
Operating result before amortization of goodwill	12.2	-10.9	22.5	-30.2
Operating result	12.2	-10.9	22.5	-30.2
Investments	5.1	13.7	37.3	26.7
Average number of employees	222	225	223	225
Waste & Decommissioning				
Net sales	89.2	58.4	294.5	206.5
Operating result before amortization of goodwill	12.1	-15.2	7.6	-57.0
Operating result	12.1	-15.2	7.6	-57.0
Investments	3.0	2.3	4.7	12.8
Average number of employees	54	48	54	51
Industrial Services				
Net sales	96.2	102.7	412.2	396.1
Operating result before amortization of goodwill	1.9	-1.9	21.9	22.5
Operating result	-0.5	-3.5	12.0	13.4
Investments	5.3	2.6	10.5	21.5
Average number of employees	865	882	820	827
Nuclear Medicine				
Net sales	5.6	5.3	20.0	15,9
Operating result before amortization of goodwill	-3.2	1.7	-11.3	1.1
Operating result	-3.2	1.7	-11.3	1.1
Investments		4.9	0.1	12.4
Average number of employees	6	6	6	6

Studsvik®

February 19, 2003

Forthcoming Financial Information

Interim report, January-March 2003	April 23, 2003
Interim report, January-June 2003	August 19, 2003
Interim report, January-September 2003	October 28, 2003

Nyköping, February 19, 2003

STUDSVIK AB (publ)

On behalf of the Board of Directors

Hans-Bertil Håkansson
President

For further information contact

Hans-Bertil Håkansson, President and Chief Executive Officer,
tel +46 155 22 10 26 or +46 709 67 70 26 (cellphone),

Jerry Ericsson, Chief Financial Officer, tel +46 155 22 10 32 or
+46 709 67 70 32 (cellphone).

See also www.studsvik.se

Facts about Studsvik

Studsvik is a high-tech company with a leading position in nuclear technology. Studsvik develops and markets products and services which contribute to solving customers' environmental, safety and quality problems through the application of primarily nuclear technology as well as other industrial processes. Studsvik's business is international and customers mainly comprise nuclear power plants and nuclear fuel producers as well as industrial companies and organizations in the health care sector. Studsvik comprises four strategic business units (SBU) Nuclear Technology, Waste & Decommissioning, Industrial Services and Nuclear Medicine.